UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pixie Dust Technologies, Inc. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”) on December 23, 2024 at 9:30 a.m., Japan Standard Time (December 22, 2024 at 7:30 p.m., U.S. Eastern Standard Time) in Tokyo, Japan. The proposals considered at the Meeting are described in detail in the Notice of Convocation (the “Notice”) included as Exhibit 99.1 to the Company’s report on Form 6-K as filed with the U.S. Securities and Exchange Commission on November 25, 2024. Present at the Meeting in person or by proxy were holders of 9,920,762 shares of the Company’s common stock. The following proposals were voted upon, and the final results in respect of the proposals considered at the Meeting are set forth below:

1. Proposal: Appointment of accounting auditor

Stockholders approved the appointment of ES Next LLC as the Company’s new accounting auditor, as proposed in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
9,912,847	7,915	0	4,555,505

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: December 23, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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